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                                                                     EXHIBIT 4.4


                               SUPPORT AGREEMENT

                                    BETWEEN

                          VERIZON COMMUNICATIONS INC.

                                      AND

                         VERIZON GLOBAL FUNDING CORP.

     This Agreement, made and entered into as of October 31, 2000, by and between Verizon Communications Inc., a Delaware corporation ("Parent"), and Verizon Global Funding Corp., a Delaware corporation ("Subsidiary").

                                 WITNESSSETH:

     WHEREAS, Parent is directly or indirectly the owner of 100% of the outstanding common stock of Subsidiary; and

     WHEREAS, Subsidiary has incurred, and from time to time will incur, indebtedness through (a) the public and non-public debt markets, (b) the issuance of commercial paper, (c) bank credit facilities, (d) negotiated loans,
(e) foreign exchange transactions or financial derivative agreements, (f) bid and performance bonds or financial agreements in respect of the activities of affiliates and subsidiaries of Verizon Investments Inc. and (g) structured transactions involving the issuance, repurchase or guarantee of the equity instruments of subsidiaries of the Parent (including any required capitalization of such subsidiaries) where the proceeds received from such structured transactions would be considered indebtedness for U.S. income tax purposes (all such debt instruments, loans, commercial paper, bank agreements, foreign exchange transactions, derivative agreements, bid and performance bonds, financial guarantees and other instruments that would be considered indebtedness for U.S. income tax purposes being hereinafter referred to as "Debt"), thereby incurring indebtedness to parties other than Parent and its affiliates; and

     WHEREAS, in order to enhance and maintain the financial condition of Subsidiary to enhance its ability to issue Debt, Parent and Subsidiary from time to time have entered into support agreements, including a Support Agreement dated as of April 3, 1998 (the "1998 Support Agreement"); and

     WHEREAS, Parent and Subsidiary desire to amend and restate the 1998 Support Agreement in its entirety as hereinafter set forth;

     NOW, THEREFORE, in consideration of the mutual promises herein contained, the parties hereto agree that the 1998 Support Agreement shall be amended and restated in its entirety as follows:

     1. Stock Ownership. During the term of this Agreement, Parent will own directly or indirectly all of the voting capital stock of Subsidiary now or hereafter issued and outstanding.
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     2.  Net Worth.  During the term of this Agreement, Parent shall cause
Subsidiary to maintain at all times a positive tangible net worth, as determined in accordance with generally accepted accounting principles.

     3. Liquidity Provision. If, during the term of this Agreement, Subsidiary requires funds to make timely payment of interest, principal or premium, if any, on any Debt, and such funds are not obtainable by Subsidiary from other sources on commercially reasonable terms, Parent shall provide to Subsidiary, at its request, such funds either as equity or as a loan, at Parent's option, to assure that the Subsidiary will be able to pay such principal, interest and premium, if any, when due. If such funds are advanced to Subsidiary as a loan, such loan shall be on such terms and conditions, including maturity and rate of interest, as Parent and Subsidiary shall agree. Notwithstanding the foregoing, any such loan shall be subordinated in all respects to any and all Debt, whether or not such Debt is outstanding at the time of such loan.

     4. Waivers. Parent hereby waives any failure or delay on the part of Subsidiary in asserting or enforcing any of its right or in making any claims or demands hereunder.

     5. Rights of Lender. Except as may be provided in any indenture or agreement pursuant to which Debt is issued, any Lender (defined below) shall have the right to proceed directly against Parent without first proceeding against Subsidiary to enforce Subsidiary's rights under paragraphs 1, 2 and 3 of this Agreement or to obtain payment of any defaulted interest, principal or premium owed to such Lender. However, in no event may any Lender, on default by Parent or Subsidiary under the terms of the indenture or other agreement pursuant to which Debt is issued, or upon failure to comply with this Agreement by Parent or Subsidiary, have recourse to or against the stock or assets of Verizon Services Corp., Telecom Corporation of New Zealand Limited or any operating telephone company which may from time to time be owned directly or indirectly by Parent. The Term "Lender", as used in this Agreement, shall mean any Person, firm or corporation to which Subsidiary is indebted for the Debt or which is acting as trustee or authorized representative with respect to the Debt on behalf of such person, firm or corporation.

     6. Termination: Amendment. This Agreement may be modified or amended in a manner that adversely affects the rights of the holders of Debt only if all Lenders consent in advance and in writing to such modification or amendment. No modification or amendment to this Agreement relating to the provisions set forth in paragraphs 1, 2, 3 or 5 or this sentence shall be made unless Subsidiary applies to the Securities and Exchange Commission for an amended order relating to such modifications or amendment, and the Commission grants such amended order. This Agreement may be terminated by either the Parent or the Subsidiary by notice to the other party, provided that such termination shall be effective only after all outstanding Debt issued by the Subsidiary is paid in full.

     7. Notice. Any notice, instruction, request, consent, demand or other communication required or contemplated by this Agreement to be in writing, shall be given or made or communicated by United States first class mail, addressed as follows:

If to Parent;                           Verizon Communications Inc.
                                        1095 Avenue of the Americas
                                        New York, New York 10036
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                         Attention:  Senior Vice President and Treasurer


If to Subsidiary:        Verizon Global Funding Corp.
                         3900 Washington Street, 2nd Floor
                         Wilmington, Delaware 19802


                         Attention:  President and Treasurer


     8. Successors. The covenants, representations, warranties and agreements herein set forth shall be mutually binding upon, and inure to the mutual benefit of, -Parent and its successors, Subsidiary and its successors and Lenders from time to time.

     9. Governing Law: Counterparts. This Agreement shall be governed by the laws of the State of New York. This instrument may be executed in counterparts and the executed counterparts shall together constitute one instrument.
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IN WITNESS WHEREOF, the parties have set their hands and affixed their corporate seals as of the day and year first above written.

ATTEST:                       VERIZON COMMUNICATIONS INC.

By: /s/ Robert W. Erb        By:   /s/ William F. Heitman
    __________________             ______________________
    Assistant Secretary            Senior Vice President and Treasurer

(SEAL)


ATTEST:                       VERIZON GLOBAL FUNDING CORP.

By:  /s/ Robert W. Erb        By:  /s/ Janet M. Garrity
    __________________             ______________________
     Secretary                President and Treasurer

(SEAL)